

March 21, 2011

<u>Via E-mail</u>
Linda K. Frauendorfer
Chief Financial Officer
SigmaTron International, Inc.
2201 Landmeier Road
Elk Grove Village, IL 60007

      Re: **SigmaTron International, Inc.**
              Form 10-K for the Fiscal Year Ended April 30, 2010
              Filed July 16, 2010
              Form 10-Q for the Quarterly Period Ended October 31, 2010
              Filed December 14, 2010
              Forms 8-K Filed July 13, 2010 and December 13, 2010
              File No. 000-23248

Dear Ms. Frauendorfer:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

              Sincerely,

              /s/ Kathleen Collins

              Kathleen Collins
              Accounting Branch Chief